EXHIBIT 12.1

Staffing 360 Solutions, Inc.

Computation of Ratio of Earnings to Fixed Charges

	3 months
	Ended	Fiscal Years Ended May 31,
	August 31, 2015	2015	2014	2013	2012	2011
Fixed Charges
Interest Expense	441,619	4,187,349	481,072	1,011,482	3,043	-
Amortized premiums, discounts and capitalized expenses related to indebtedness	586,373	4,219,966	2,246,037	-	-	-
Total fixed charges	1,027,992	8,407,315	2,727,109	1,011,482	3,043	-
Earnings (loss)
Earnings before fixed charges	(663,241)	(9,142,640)	(9,930,630)	(2,393,700)	(241,838)	(12,550)
Fixed charges per above	1,027,992	8,407,315	2,727,109	1,011,482	3,043	-
Ratio of earnings to fixed charges	(0.65)	(1.09)	(3.64)	(2.37)	(79.47)	N/A
Deficiency of earnings available to cover fixed charges	(1,691,233)	(17,549,955)	(12,657,739)	(3,405,182)	(244,881)	(12,550)